SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 June, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 10 June 2016
Exhibit 1.2	Director/PDMR Shareholding dated 17 June 2016
Exhibit 1.3	Director/PDMR Shareholding dated 21 June 2016
Exhibit 1.4	Payments to Governments dated 24 June 2016
Exhibit 1.5	Director/PDMR Shareholding dated 24 June 2016
Exhibit 1.6	Total Voting Rights dated 30 June 2016

Exhibit 1.1

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 June 2016 that the following Director and senior executive (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.7415 per share through participation in the BP ShareMatch UK Plan on 10 June 2016:-

Director

Dr B. Gilvary                 83 shares

Other Persons Discharging Managerial Responsibilities

Mr B. Looney               83 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.2

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified that on 17 June 2016, Mr B. Looney, a senior executive of BP p.l.c. (a person discharging managerial responsibility) acquired in London 362 BP ordinary shares (ISIN number GB0007980591) at a Reference Share Price of $5.1720 per share, through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.3

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 20 June 2016 that on 17 June 2016 Mr Ian Davis, a Director of BP p.l.c., acquired 471 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $5.172 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.4

BP p.l.c. Report on payments to governments Year ended 31 December 2015

                      London 24 June 2016

INFORMATION ABOUT THIS REPORT
This report is also available in pdf format on BP website - in the tax and transparency section - www.bp.com/tax

Introduction

Basis of preparation

Payments Overview

Payments by Country

Independent Limited Assurance report

Other Resources

INTRODUCTION

BP p.l.c. has prepared the following consolidated report ('Report') on payments to governments in accordance with the Reports on Payments to Governments Regulations 2014 (2014/3209), as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (2015/1928), (the 'Regulations'). The Report also addresses BP's reporting obligations under DTR 4.3A of the Financial Conduct Authority Disclosure and Transparency Rules. The 'Basis of Preparation' section below contains information about the content of the Report, the types of payments included and the principles that have been applied in preparing the Report.

BP's socio-economic contribution
BP makes a broader socio-economic contribution to countries in which we operate in addition to the payments that are required to be reported under the Regulations. We also make payments to governments in connection with parts of our business other than the Upstream - for example in relation to the transporting, trading, manufacturing and marketing of oil and gas. As well as government payments, BP contributes to the economies of the countries in which we operate by providing jobs for employees and contractors, purchasing materials from local suppliers and undertaking social investment activities. See Other Resources section at the end of the report for more information on our socio-economic contribution and our position on tax and financial transparency.

BP's positions on revenue transparency
BP supports the concept of transparency in revenue flows from oil and gas activities in resource-rich countries. It helps citizens of affected countries access the information they need to hold governments to account for the way they use funds received through taxes and other agreements.

As a founding member of the Extractive Industries Transparency Initiative (EITI), BP works with governments, non-governmental organizations and international agencies to improve transparency and disclosure of payments to governments. We support governments' efforts towards EITI certification and have worked with many countries on implementation of their EITI commitments, including Australia, Azerbaijan, Indonesia, Iraq, Norway, Trinidad & Tobago, the UK and US.

BASIS OF PREPARATION

Under the Regulations, BP p.l.c. is required to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both BP p.l.c. and any of its subsidiary undertakings included in the consolidated group accounts. The term 'BP' is used interchangeably within this report to indicate BP p.l.c. or any subsidiary undertaking within the scope of the Report.

Activities within the scope of the Report
Payments made to governments that relate to BP's activities involving the exploration, prospection, discovery, development, and extraction of minerals, oil, natural gas deposits or other materials ('extractive activities') are included in this Report.

Payments made to governments that relate to trading, export (pipelines), refining and processing activities are not included in this Report as they are not within the scope of extractive activities as defined by the Regulations.

Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, BP reports the payment in its entirety if it is not possible to disaggregate it.

Government
Under the Regulations, a 'government' is defined as any national, regional or local authority of a country, and includes a department, agency or undertaking that is a subsidiary undertaking controlled by such an authority. In some countries, certain local indigenous organizations fall within this definition of government. Where this is the case payments made to such organizations have been included in this Report. Where a state owned enterprise undertakes activities outside of its home jurisdiction, then it is not considered to be a government.

Cash basis
Payments are reported on a cash basis, meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis (which would mean that they were reported in the period for which the liabilities arise). Refunds are also reported in the period they are received by BP and are shown as negative amounts in the Report. Where payments in kind are made to a government they have been valued and footnotes are included to help explain the valuation method and any related volumes.

Reporting principles
The Regulations require payments to be reported where they are made to governments by BP p.l.c. and its subsidiary undertakings in respect of extractive activities. In preparing a report, the Regulations also require the disclosure of payments to reflect the substance of each payment and the relevant activity or project concerned. In light of these requirements BP has assessed its reporting obligations to be as follows:

  Where BP has made a payment to a government, such payment is reported in full, whether made in BP's sole capacity or in BP's capacity as the operator of a joint-venture. Payments made to governments in connection with joint ventures are included in the Report if and to the extent that BP makes the relevant payment. Typically such circumstances will arise where BP is the operator of the joint venture.
  Payments made by an incorporated joint venture which is not a subsidiary of BP are not included within this Report.
  In some instances, BP is a partner in unincorporated joint ventures where the role of operator is performed through a non-typical operatorship model whereby multiple entities contribute to an unincorporated body which has the role of operator. In relation to such joint ventures, payments actually made by BP to the government are reported and payments for which BP has direct responsibility to the government, but which are paid on itsbehalf, are also reported.
  BP's equity-accounted investments such as Rosneft and Pan American Energy are not BP subsidiaries and therefore in accordance with the Regulations, payments made by such entities are not included in this Report.

Project definition
The Regulations require payments to be reported by project (as a sub category within a country). They define a 'project' as the operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected, then they can be treated as a single project. Under the Regulations 'substantially interconnected' means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production-sharing agreement, or other overarching legal agreement. Factors used to determine whether contracts or licences are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The number of projects will depend on the contractual arrangements within a country and not necessarily on the scale of activities. Moreover, a project will only appear in this report where relevant payments occurred during the year in relation to that project.

The Regulations acknowledge that for some payments it may not be possible to attribute a payment to a single project and therefore such payments may be reported at the country level. Corporate income taxes, which are typically not levied at a project level, are an example of this.

Materiality threshold
The Regulations require that payments made as a single payment exceeding £86,000 or as part of a series of related payments within a financial year exceeding £86,000 be included in this Report.

Reporting currency
All payments have been reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the date of payment.

Payment Types
The Regulations define a "Payment" as an amount paid whether in money or in kind, for relevant activities where the payment is of any one of the types listed below:

Production entitlements
Under production-sharing agreements (PSAs) the host government is entitled to a share of the oil or gas produced. These entitlements are commonly paid in kind. In this Report such production entitlements volumes to the government are reported on a lifting basis. The market value is applied, usually using the valuation method from the relevant PSA. For joint ventures in which BP is the operator, government production entitlements are reported in their entirety, in accordance with the notes above. Where the national oil company (NOC) is also an equity partner in the joint venture, their production entitlement is reported in addition to the government share of production as the concessionaire. The NOC's entitlement as a partner will include both their share of production as investor's return as well as their entitlement for the reimbursement of their costs.

Taxes
The Report includes taxes levied on income, production or profits or withheld from dividends, royalties and interest received by BP. In addition, taxes paid on behalf of BP by the NOC out of production entitlements are reported. Taxes levied on consumption, personnel, sales, procurement (contractor's withholding taxes), environmental, property, customs and excise are not reportable under the Regulations.

Royalties
These may be paid in cash or in kind (valued in the same way as production entitlement).

Fees
In preparing this Report BP has included licences fees, rental fees, entry fees and all other payments that are paid in consideration for new and existing licences and/or concessions. Fees paid to governments for administrative services are excluded.

Bonuses
Signature, discovery and production bonuses and other bonuses payable under the PSA are included in the Report.

Infrastructure improvements
Such payments would include payments made by BP for a road or a building that forms part of the fundamental facilities and systems serving a community or area. These payments are included in the Report whether or not BP is contractually obliged to fund them, and are reported when the relevant assets are handed over to the government for use by the local community.

Dividends
These are dividends that are paid in lieu of production entitlements or royalties. Dividends paid by BP to a government as an ordinary shareholder are excluded. For the year ended 31 December 2015, there were no reportable dividend payments to a government.

Other Considerations
The payments shown in this report are rounded to the nearest USD $0.1 million. In the following tables because of rounding, some totals may not agree exactly with the sum of their component parts. Amounts are shown to the nearest dollar in the data submitted and available on the UK Companies House website.

PAYMENTS OVERVIEW

The table below shows the relevant payments to governments made by BP in the year ended 31 December 2015 shown by country and payment type.

Of the seven payments types required by the UK regulations, BP did not pay any relevant dividends and therefore the category is not shown.

$ million
	Production					Infrastructure
Country	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Algeria		134.0					134.0
Angola	1,985.9	641.2		0.4	48.3	0.5	2,676.4
Argentina		0.2					0.2
Australia		71.1	129.9				201.0
Azerbaijan	8,019.1	237.5		2.1			8,258.8
Brazil				187.7			187.7
Canada		1.5	0.4	0.7			2.6
Egypt		348.1		0.2	5.7		353.9
India	2.1	21.0					23.1
Indonesia	550.8	333.8		1.2			885.9
Iraq		59.0		2.1		6.6	67.7
Libya				0.6			0.6
Norway		6.8		9.6			16.3
Oman				0.4		25.1	25.5
Qatar		0.8					0.8
Russia		34.0					34.0
Trinidad and Tobago		407.6	129.6	2.6			539.9
United Arab Emirates		1,060.1					1,060.1
United Kingdom		(317.6)		7.8			(309.8)
United States	33.2	138.0	764.6	22.8	4.9		963.4
Uruguay				0.3			0.3
Venezuela		0.2					0.2
Vietnam		75.5					75.5
Total	10,591.2	3,252.8	1,024.5	238.5	58.8	32.3	15,198.0

PAYMENTS BY COUNTRY

ALGERIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministère des Finances -
Direction Générale
des Impôts		(a)134.0					134.0
Total		134.0					134.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
In Amenas		(b)49.5					49.5
In Salah		(c)84.5					84.5
Total		134.0					134.0

(a)	Includes $122.6 million of taxes settled by Sonatrach on BP's behalf out of production entitlement, pursuant to the relevant agreements.
(b)	Includes $38.1 million of taxes settled by Sonatrach on BP's behalf out of production entitlement, pursuant to the relevant agreements.
(c)	Pursuant to the relevant agreements, Sonatrach paid these taxes on BP's behalf out of production entitlements.

ANGOLA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Adminstracao Geral Tributaria		9.0					9.0
Cunene Province						0.2	0.2
Finance Ministry		623.1		0.4			623.6
Luanda Province						0.3	0.3
Ministry of Petroleum		9.1					9.1
Sonangol EP (Concessionaire)	(a)864.9				48.3		913.2
Sonangol P&P	(b)1,121.0						1,121.0
Total	1,985.9	641.2		0.4	48.3	0.5	2,676.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 15		118.6					118.6
Block 17		242.2					242.2
Block 18	(c)633.8	145.1				0.5	779.4
Block 19		0.3			4.0		4.3
Block 20					32.1		32.1
Block 24		0.3			10.0		10.3
Block 25					2.1		2.1
Block 31	(d)1,352.1	134.8		0.4			1,487.3
Total	1,985.9	641.2		0.4	48.3	0.5	2,676.4

(a)	Payments in kind for 17.6 million bbls of crude oil valued per the Production Sharing Agreement.
(b)	Payments in kind for 23.6 million bbls of crude oil valued per the Production Sharing Agreement.
(c)	Payments in kind for 12.5 million bbls of crude oil valued per the Production Sharing Agreement.
(d)	Payments in kind for 28.7 million bbls of crude oil valued per the Production Sharing Agreement.

ARGENTINA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Administracion Federal de
Ingresos Publicos (AFIP)		0.2					0.2
Total		0.2					0.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Payments not attributable
to projects		0.2					0.2
Total		0.2					0.2

AUSTRALIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Australian Taxation Office		71.1					71.1
Department of Industry			129.9				129.9
Total		71.1	129.9				201.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
North West Shelf		46.7	129.9				176.7
Payments not attributable
to projects		24.4					24.4
Total		71.1	129.9				201.0

AZERBAIJAN

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azerbaijan (ACG) Ltd.
(SOCAR subsidiary)	(a)534.4						534.4
Azerbaijan (Shah Deniz) Ltd
(SOCAR subsidiary)	(b)169.6						169.6
Ministry of Taxes		(c)237.5					237.5
SGC Upstream LLC	(d)125.6						125.6
State Oil Company of
Azerbaijan Republic (SOCAR)	(e)191.3						191.3
State Oil Fund of Azerbaijan
(SOFAZ)	(c)(f)6,998.2			2.1			7,000.3
Total	8,019.1	237.5		2.1			8,258.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Azeri-Chirag-Deepwater
Guneshli - PSA	(e)(g)7,193.7	158.7					7,352.4
Shafag-Asiman PSA				2.1			2.1
Shah Deniz - PSA	(c)(h)825.4	(c)78.8					904.2
Total	8,019.1	237.5		2.1			8,258.8

(a)	Payments in kind for 11.1 million bbls of crude oil valued at net back value per the Production Sharing Agreement.
(b)	Includes payments in kind of $64.9 million for 1.4 million bbls of crude oil valued at net back value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(c)	Includes $78.8 million of taxes settled by SOFAZ on BP's behalf out of production entitlement, pursuant to the Production Sharing Agreement.
(d)	Includes payments in kind of $55.7 million for 1.2 million bbls of crude oil valued at net back value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.
(e)	Includes payments in kind of $191.3 million for 3.2 billion cubic metres of associated residue natural gas valued on the basis of gas prices realized in a similar Azeri project.
(f)
Includes payments in kind of $6,675.4 million for 140.0 million bbls of crude oil valued at net back value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

(g)	Includes payments in kind of $7,002.4 million for 146.8 million bbls of crude oil valued at net back value per the Production Sharing Agreement.
(h)	Includes payments in kind of $328 million for 6.8 million bbls of crude oil valued at net back value per the Production Sharing Agreement and the remaining production entitlement was paid in cash.

BRAZIL

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Agencia Nacional do Petroleo,
Gas Natural e
Biocombustíveis (ANP)				1.3			1.3
Petrobras				186.4			186.4
Total				187.7			187.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
BM-C-32 (C-M-61/ Itaipu)				0.4			0.4
BM-C-34 (C-M-471)				0.3			0.3
BM-C-34 (C-M-473)				0.6			0.6
BM-POT-16 (POT-M-663)				0.7			0.7
BM-POT-16 (POT-M-760)				86.0			86.0
BM-POT-17 (POT-M-665)				76.5			76.5
BM-POT-17 (POT-M-853)				1.0			1.0
BM-POT-17 (POT-M-855)				22.1			22.1
Total				187.7			187.7

CANADA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Government of Canada		1.1		0.3			1.4
Province of Alberta		0.4	0.2	0.4			1.1
Province of British Columbia			0.2				0.2
Total		1.5	0.4	0.7			2.6

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Legacy Retained
Conventional			0.4				0.4
Nova Scotia Exploration				0.3			0.3
Terre de Grace				0.4			0.4
Payments not attributable
to projects		1.5					1.5
Total		1.5	0.4	0.7			2.6

EGYPT

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Egyptian General Petroleum
Corporation (EGPC)					2.2		2.2
Egyptian Natural Gas Holding
Company (EGAS)				0.2	3.5		3.6
Egyptian Tax Authority		(a)348.1					348.1
Total		348.1		0.2	5.7		353.9

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Baltim		25.9					25.9
East Morgan		11.8					11.8
East Ras Shukier Marine		0.4					0.4
East Tanka		6.0					6.0
El Burg Offshore					0.8		0.8
El Matareya					0.4		0.4
Gulf of Suez		136.1					136.1
North Alexandria / West
Mediterranean Deep Water				0.2			0.2
North Damietta Offshore					1.2		1.2
North El Burg					0.6		0.6
North El-max					0.3		0.3
North October		0.9			2.2		3.1
North Tennin					0.3		0.3
Ras El Bar		61.6					61.6
South Belayim		18.8					18.8
South Gharib		11.3					11.3
Temsah		75.3					75.3
Total		(a)348.1		0.2	5.7		353.9

(a)	Pursuant to the relevant agreements, EGPC paid these taxes on BP's behalf out of production entitlement.

INDIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Income Tax Department -
Government of India		21.0					21.0
Ministry of Petroleum & Natural
Gas - Government of India	2.1						2.1
Total	2.1	21.0					23.1

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
KG D6 KG-DWN-98/3	2.1	21.0					23.1
Total	2.1	21.0					23.1

INDONESIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Energy &
Mineral Resources				1.2			1.2
Ministry of Finance	(a)550.8	333.8					884.7
Total	550.8	333.8		1.2			885.9

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Sanga - Sanga		38.9					38.9
Tangguh	(a)550.8	294.9					845.8
Tanjung CBM				1.2			1.2
Total	550.8	333.8		1.2			885.9

(a)	Includes payments in kind of $50.2 million for 1.2 million bbls of condensates and $500.6 million for 86.0 million mmBtu of LNG valued per the Production Sharing Agreement.

IRAQ

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Basra Governorate						1.4	1.4
Ministry of Oil		59.0					59.0
South Oil Company				2.1		(a)5.2	7.3
Total		59.0		2.1		6.6	67.7

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Rumaila		59.0		2.1		(a)6.6	67.7
Total		59.0		2.1		6.6	67.7

(a)	Includes the construction of a road to improve field operating logistics, also available to the local community.

LIBYA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
National Oil Corporation				0.6			0.6
Total				0.6			0.6

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
EPSA				0.6			0.6
Total				0.6			0.6

NORWAY

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Skatteetaten		6.8					6.8
The Norwegian Petroleum
Directorate				9.6			9.6
Total		6.8		9.6			16.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Skarv				7.4			7.4
Ula				1.1			1.1
Valhall				1.0			1.0
Payments not attributable
to projects		6.8					6.8
Total		6.8		9.6			16.3

OMAN

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ibri Municipality						(a)25.1	25.1
Ministry of Oil & Gas				0.4			0.4
Total				0.4		25.1	25.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Khazzan				0.4		(a)25.1	25.5
Total				0.4		25.1	25.5

(a)	Construction of a 55km tarmac road from Saih Rawl to the Khazzan Central Processing Facility, also available for use by the local community.

QATAR

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance		0.8					0.8
Total		0.8					0.8

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Bunduq Concession		(a)0.8					0.8
Total		0.8					0.8

(a)	The Bunduq concession taxes are equally split between Qatar and United Arab Emirates.

RUSSIA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Ministry of Finance -
Moscow		34.0					34.0
Total		34.0					34.0

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Investment in Rosneft		31.8					31.8
Payments not attributable
to projects		2.2					2.2
Total		34.0					34.0

TRINIDAD AND TOBAGO

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Board of Inland Revenue		387.1					387.1
Ministry of Energy &
Energy Affairs		20.6	38.8	2.6			62.0
National Gas Company of
Trinidad & Tobago Ltd			(a)90.8				90.8
Total		407.6	129.6	2.6			539.9

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 5B				2.5			2.5
BPTT Blocks		407.6	(a)129.6	0.2			537.5
Total		407.6	129.6	2.6			539.9

(a)	Includes payments in kind of $90.8 million for 51.7 billion cubic feet of natural gas valued at the same realization prices as other gas sales.

UNITED ARAB EMIRATES

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Department of Finance Abu Dhabi		(a)1,060.1					1,060.1
Total		1,060.1					1,060.1

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
ADMA Concession		(a)1,059.3					1,059.3
Bunduq Concession		(b)0.8					0.8
Total		1,060.1					1,060.1

(a)	$1,059.3 million of taxes were paid on BP's behalf by Abu Dhabi Marine Areas Ltd.
(b)	The Bunduq concession taxes are equally split between Qatar and United Arab Emirates.

UNITED KINGDOM

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Crown Estate				2.1			2.1
Department of Energy and
Climate Change - DECC				5.8			5.8
HM Revenue and Customs		(a)(317.6)					(317.6)
Total		(317.6)		7.8			(309.8)

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Andrew				0.2			0.2
Bruce		15.3		0.5			15.8
Decommissioning		(21.4)		0.4			(21.0)
ETAP				0.2			0.2
Exploration				0.5			0.5
Magnus		(111.8)					(111.8)
Non Operated		(36.7)					(36.7)
Pipelines		(91.8)		1.9			(90.0)
Shetland				4.2			4.2
Payments not attributable
to projects		(71.2)					(71.2)
Total		(a)(317.6)		7.8			(309.8)

(a)	Net refunds result from the carry back of tax losses, resulting in a refund of taxes paid in prior years.

UNITED STATES (US)

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Delaware Division of Revenue			0.3				0.3
Federal Government		108.3					108.3
Office of Natural Resources
Revenue			480.7	21.7	4.9		507.3
Office of Natural Resources
Revenue - BIA			1.2	0.8			2.0
Southern Ute Indian Tribe	(a)33.2	6.9	22.4				62.5
State of Alaska		(b)(66.6)	(c)254.0	0.3			187.8
State of Arkansas		2.4	0.3				2.7
State of Colorado		7.9	0.6				8.4
State of Louisiana		5.6					5.6
State of New Mexico		18.8	1.6				20.3
State of Oklahoma		10.4	1.3				11.7
State of Texas		26.7	0.5				27.2
State of Wyoming		17.6	1.8				19.5
Total	33.2	138.0	764.6	22.8	4.9		963.4

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Alaska		(b)(66.6)	(c)254.9	1.1			189.4
Arkansas		2.4	0.3				2.7
Colorado	(a)33.2	14.8	23.5				71.5
Delaware			0.3				0.3
Gulf of Mexico - Central			442.0	10.9	4.9		457.8
Gulf of Mexico - Western			4.5	10.8			15.3
Louisiana		5.6					5.6
New Mexico		18.8	1.9				20.6
Oklahoma		10.4	1.6				12.0
Texas		26.7	0.5				27.2
Wyoming		17.6	1.8				19.5
Payments not attributable
to projects		108.3	33.3				141.6
Total	33.2	138.0	764.6	22.8	4.9		963.4

(a)	Payments in kind for 15.9 million mmBtu of gas valued on the basis of gas prices realized in the area.
(b)	The negative amount reflects the cash payment of current year production tax and state income tax ($96 million) which was more than offset by refunds of taxes paid for prior years.
(c)	Includes payments in kind of $60.6 million for 1.3 million bbls of crude oil valued per the Royalty Settlement Agreement.

URUGUAY

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Administracion Nacional de
Combustibles, Alcohol y
Portland (ANCAP)				0.3			0.3
Total				0.3			0.3

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Block 6				0.1			0.1
Block 11				0.1			0.1
Block 12				0.1			0.1
Total				0.3			0.3

VENEZUELA

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
SENIAT		0.2					0.2
Total		0.2					0.2

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Payments not attributable
to projects		0.2					0.2
Total		0.2					0.2

VIETNAM

$ million
	Production					Infrastructure
GOVERNMENTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Department of Tax		75.5					75.5
Total		75.5					75.5

	Production					Infrastructure
PROJECTS	Entitlements	Taxes	Royalties	Fees	Bonuses	Improvements	Total
Divested assets		75.5					75.5
Total		75.5					75.5

INDEPENDENT LIMITED ASSURANCE REPORT

Independent assurance conclusion to the Directors of BP p.l.c. on the consolidated report on payments to governments

This report is produced in accordance with the terms of the Master Service Agreement ('MSA') release order for the purpose of reporting to the Directors of BP plc (the 'Company') in connection with the consolidated report on payments to governments (the 'consolidated report'), prepared by the Company, in order to comply with the requirements of the Reports on Payments to Governments Regulations 2014 as amended by the Reports on Payments to Governments (Amendment) Regulations 2015 (the 'Regulations') for the year ended 31 December 2015.

This report is made solely to the Company's Directors, as a body, in accordance with our MSA release order.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's Directors as a body, for our examination, for this report, or for the opinions we have formed.

Our work has been undertaken so that we might report to the Directors those matters that we have agreed to state to them in this report and for no other purpose. Our report must not be recited or referred to in whole or in part in any other document nor made available, copied or recited to any other party, in any circumstances, without our express prior written permission. This engagement is separate to, and distinct from, our appointment as the auditors to the Company.

Respective responsibilities of the Company and Ernst & Young LLP
As Directors of the Company you are responsible for the preparation of the consolidated report in accordance with the Regulations, the requirements of which has been set out in basis of preparation of the consolidated report. The Directors of the Company remain solely responsible for contents of the consolidated report. It is our responsibility to provide a conclusion on the consolidated report based on our examination.

Our approach
We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised) Assurance engagements other than audits or reviews of historical financial information issued by the International Federation of Accountants (IFAC).  For the purpose of the engagement we have been provided by the Directors with the consolidated report.

In performing this engagement, we have applied International Standard on Quality Control (ISQC) 1 and the independence and other ethical requirements of the International Ethics Standards Board for Accountants (IESBA).

We have performed the procedures agreed with you and set out in our MSA release order.

a. enquiries of management to understand and evaluate the appropriateness of methods and reporting policies implemented across the Company to comply with the Regulations;
b. observation of processes performed and inspection of documents used to gather quantitative and qualitative information disclosed in the consolidated report;
c. based on our understanding, using analytical procedures to identify and discuss any unusual payments in the schedule; and
d. reconciling the underlying accounting records to the consolidated report;

The objective of a limited assurance engagement is to perform such procedures as to obtain information and explanations in order to provide us with sufficient appropriate evidence to express a negative conclusion on the consolidated report. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

Inherent limitations
Our conclusion is based on historical information and the projection of any information or conclusions in the attached report to any future periods would be inappropriate.  Our examination excludes audit procedures such as verification of all assets, liabilities and transactions and is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the information.

Conclusion
Based on the procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the accompanying consolidated report has not been appropriately prepared in all material respects, in conformity with the requirements of the Regulations.

Ernst & Young LLP
London, United Kingdom

24 June 2016

Notes:
1.	The maintenance and integrity of the BP plc web site is the responsibility of the directors; the work carried out by us does not involve consideration of these matters and, accordingly, we accept no responsibility for any changes that may have occurred to the consolidated report since it was initially presented on the web site.
2.	Legislation in the United Kingdom governing the preparation and dissemination of the consolidated report may differ from legislation in other jurisdictions.

OTHER RESOURCES

PAYMENTS TO GOVERNMENTS

Detailed data filed with UK Registrar - extractives.companieshouse.gov.uk/

IOGP's Reports on Payments to Governments Regulations 2014 Industry Guidance - www.iogp.org/reports/type/535/id/790

EITI - Extractive Industries Transparency Initiative - eiti.org/

BP ANNUAL AND SUSTAINABILITY REPORTING 2015

BP Sustainability Report - bp.com/sustainability

BP Annual Report and Form 20-F - bp.com/annualreport

BP in Angola Sustainability Report - bp.com/angolareport

BP in Azerbaijan Sustainability Report - bp.com/azerbaijanreport

Our positions on tax and transparency - bp.com/tax

BP ECONOMIC IMPACT REPORTS

BP US Economic Impact Report 2015 - bp.com/economicimpact-us

BP's Impact on the UK Economy - bp.com/economicimpact-uk

CONTACTS

	London	Houston
Press Office	David Nicholas +44 (0)20 7496 4708	Brett Clanton +1 281 366 8346

Exhibit 1.5

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 23 June 2016 that on 17 June 2016 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £3.7122 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr M.T. Erginbilgic	8,075
Mr B. Looney	8,331

BP p.l.c. was also notified on 23 June 2016 that on 17 June 2016 the following senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired in London, the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names at £3.7315 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	Global ShareMatch
Mr M.T. Erginbilgic	N/A	42
Mr B. Looney	146	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c.
Total voting rights and share capital

As at 30 June 2016, the issued share capital of BP p.l.c. comprised 18,783,173,523 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,614,415,223. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,788,256,023. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 05 July 2016
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary